This document has 26 pages.

02056146

PE 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2002

TEMBEC INC. THIRD QUARTER REPORT 2002

TEMBEC INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

THE SPIRIT OF INNOVATION

third quarter report

2002


Commitment to
Profitable and
Responsible
Growth

Tembec

A COMPANY OF PEOPLE BUILDING THEIR OWN FUTURE

REPORT TO THE SHAREHOLDERS
Third Quarter Fiscal 2002

Consolidated gross sales for the three months ended June 29, 2002 reached a record of $872.6 million, a 20% increase from $729.5 million in the comparable period last year. The Company generated a net loss of $3.9 million ($0.05 per share), compared to net earnings of $2.0 million ($0.02 per share) in the corresponding quarter ended June 30, 2001, and a net loss of $94.6 million ($1.10 per share) in the previous quarter. During the prior quarter, the Company recorded an unusual after-tax charge of $40.0 million ($0.46 per share) relating to the early redemption of debt. Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $91.8 million, down from EBITDA of $111.8 million generated a year ago, but up from $50.0 million in the prior quarter.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of $49.8 million on sales of $269.3 million. This compares to EBITDA of $18.3 million on sales of $243.6 million in the prior quarter. The average selling price for SPF lumber increased by $8 per MFBM, accounting for approximately $2.6 million of the improvement. The Company recorded a positive adjustment of $31.5 million relating to the reversal of accrued duties on lumber shipped to the United States during the three prior quarters. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the quarterly financial statements.

The Pulp Group generated EBITDA of $18.0 million on sales of $307.7 million for the quarter ended June 29, up from EBITDA of $14.3 million on sales of $314.9 million in the prior quarter. Average pulp selling prices expressed in Canadian dollars increased by approximately $14 per tonne from the prior quarter.

The Paper Group generated EBITDA of $17.2 million on sales of $216.8 million. This compares to $5.8 million on sales of $209.3 million in the prior quarter. During the March quarter, the St. Francisville, Louisiana paper mill underwent its annual mill wide maintenance shutdown. Costs associated with the shutdown as well as those relating to a major process change at the mill reduced EBITDA by approximately $15 million. During the June quarter, the improved performance of the mill offset a $30 per tonne decline in the average selling price of all paper grades.

Outlook

The Company's current results reflect the relatively poor pricing being experienced in the pulp and paper segments. There have been some recent favourable developments. The NBSK benchmark price for pulp has increased by US$30 per tonne and we have also announced an August 1, 2002, US$50 per tonne price increase in newsprint. The Company continues to focus on maintaining high liquidity and limiting capital expenditures to very short payback items. We remain well positioned to generate significant earnings when pulp and paper prices recover.

Frank A. Dottori
President & C.E.O.

Management's Discussion and Analysis for the quarter ended June 29, 2002

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its third quarter and nine month period ended June 29, 2002. The MD&A should be read in conjunction with the unaudited interim financial statements for the interim period ended June 29, 2002 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2001, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest and finance items, taxes, depreciation and amortization.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.

On November 5, 2001, Tembec purchased the shares of Davidson Industries. The latter operates a hardwood sawmill and a white pine sawmill in Davidson, Quebec and a white pine sawmill in Woodsville, New Hampshire. Total consideration paid was $27.7 million, including the assumption of $25.5 million of indebtedness and the issuance of a non-interest bearing $2.2 million three year note to the vendors. During the June 2002 quarter, Davidson contributed $22.4 million to consolidated gross sales and $0.3 million to EBITDA. During the nine month period ended June 29, 2002, it contributed $56.6 million to consolidated gross sales and $2.1 million to EBITDA.

On April 5, 2002, the Company formed the 50/50 Produits Forestiers Temrex (Temrex) joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. The two partners each invested $32.8 million to capitalize Temrex. The latter then purchased the Company's Nouvelle sawmill assets and related net working capital for $41.8 million. The joint venture also purchased the assets and net working capital of the St. Alphonse sawmill from the other partner for $23.0 million. During the June 2002 quarter, the Company proportionately consolidated 50% of Temrex's financial results, increasing gross sales by $6.7 million and EBITDA by $0.8 million. For the six month period from October 2001 to March 2002, the Nouvelle, QC sawmill had generated sales of $19.2 million and EBITDA of $2.6 million.

OVERVIEW

Quarterly Results ($ millions)

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Gross Sales	665.8	739.4	729.5	856.1	792.6	848.7	**872.6**	-
Net Sales	600.9	660.1	649.4	747.0	686.0	737.7	**793.9**	-
EBITDA	160.2	122.5	111.8	79.0	60.1	50.0	**91.8**	-
EBITDA Margin	26.7%	18.6%	17.2%	10.6%	8.8%	6.8%	**11.6%**	-
Depreciation & Amortization	43.7	48.8	50.3	60.1	53.8	58.6	**55.6**	-
Interest, FX and Financing	38.5	37.8	56.6	34.3	62.6	70.9	**49.2**	-
Unusual Items	-	-	-	-	-	51.6	-	-
Minority Interests	-	-	(0.2)	(0.3)	(0.6)	0.3	**0.6**	-
Pre-Tax Earnings (Loss)	78.0	35.9	5.1	(15.1)	(55.7)	(131.4)	**(13.6)**	-
Income Taxes (Recovery)	27.6	15.3	3.1	(20.0)	(17.0)	(36.8)	**(9.7)**	-
Net Earnings (Loss)	50.4	20.6	2.0	4.9	(38.7)	(94.6)	**(3.9)**	-

June quarter 2002 vs June quarter 2001

The increase in gross sales of $143.1 million over the comparable period a year ago is due to higher shipments of forest products, pulp, and paper. The increase would have been far greater if not for the significant drop in selling prices experienced in both pulp and paper. The lower prices were the major reason EBITDA decreased by $20.0 million and margins by 5.6%. The decline in EBITDA would have been $31.5 million higher had it not been for the reversal of previously accrued countervailing and antidumping duties.

Quarterly depreciation and amortization expense increased by $5.3 million when compared to the prior year. The acquisition of the St. Francisville paper mill generated the higher expense.

Interest, foreign exchange and financing expense decreased by $7.4 million in total. Interest on long term debt increased from $31.9 million to $39.5 million. The Company issued US$500 million of senior notes during 2001 to finance two major acquisitions. Foreign exchange contract losses decreased by $6.6 million. In the June 2001 quarter, the Company had incurred $18.3 million of losses on its Canadian $/US$ program offset by $0.9 million in gains on its EURO/US$ program. In the June 2002 quarter both the Canadian dollar and the EURO were stronger in terms of the US dollar. As a result, contract losses on the Canadian $/US$ program decreased to $14.3 million, and we recorded a gain of $3.5 million on the EURO/US$ program. The strong surge in the value of the EURO towards the end of the quarter was the main reason the Company generated a gain of $7.4 million on consolidation of foreign integrated subsidiaries. This is the opposite of what occurred last year when the EURO weakened significantly and the Company recorded a loss of $7.7 million on consolidation of foreign integrated subsidiaries.

The Company generated a net loss before unusual items of $3.9 million or $0.05 per share compared to net income of $2.0 million or $0.02 per share in the corresponding quarter of the prior year. The decline in pulp and paper EBITDA was only partially offset by improved results in forest products.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

The increase in gross sales of $379.2 million over the comparable period a year ago is due to higher prices for forest products and higher shipments of pulp and paper products. The increase would have been far greater if not for lower prices in the areas of pulp and paper. The lower prices are responsible for the $192.6 million decline in consolidated EBITDA. The average EBITDA margin in the first nine months of fiscal 2002 was 9.1%, down from 20.6% a year ago.

Depreciation and amortization expense increased by $25.2 million when compared to the first nine months of the prior year. The acquisition of the St. Francisville paper mill accounted for $21.0 million of the increase. The balance is due to new fixed assets put in service.

Interest, foreign exchange and financing expense increased by $49.8 million. Interest on long term debt increased from $86.7 million to $121.6 million. As noted previously, the Company issued US$500 million of senior notes in 2001 to finance two major acquisitions. A weaker Canadian dollar and EURO vis-à-vis the US dollar increased foreign exchange contract losses by $6.1 million.

In March 2002, the Company issued US$350.0 million of 7.75% Senior Notes due 2012. The Company used approximately US$271.1 million of the net proceeds to call US$250.0 million 9.875% Senior Notes due 2005 including a call premium of 3.292% and accrued interest from the last interest payment date. The early redemption of the 9.875% Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million or $0.46 per share.

For the nine month period ended June 29, 2002, the Company generated a net loss before unusual item of $97.2 million or $1.13 per share compared to net income of $73.0 million or $0.90 per share in the corresponding period in fiscal 2001. Reduced earnings in the pulp and paper segments accounted for the decline in overall profitability. Including the aforementioned unusual item, the total year to date net loss was $137.2 million or $1.59 per share.

FOREST PRODUCTS

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Financial								
Gross Sales ($ millions)	165.9	172.3	220.4	236.7	212.0	243.6	**269.3**	-
Net Sales ($ millions)	144.9	147.3	193.1	199.5	174.0	203.2	**260.8**	-
EBITDA ($ millions)	1.8	(6.1)	28.4	22.1	(0.6)	18.3	**49.8**	-
EBITDA Margin	1.2%	(4.1)%	14.7%	11.1%	(0.4)%	9.0%	**19.1%**	-
Shipments								
SPF Lumber (mmfbm)	299.6	306.4	321.7	305.6	281.9	305.8	**330.7**	-
OSB (mmsf – 1/16")	388.1	389.1	388.6	398.2	386.5	386.2	**405.1**	-
Reference Prices								
KD Std & Better Delivered G.L. (US$ per mfbm)	298	287	385	382	319	357	**360**	-
KS Stud Delivered G.L. (US$ per mfbm)	271	288	410	374	295	360	**366**	-
Western SPF KD Std & Better (US$ per mfbm)	200	194	299	287	221	263	**263**	-
OSB – North Central (US$ per msf – 1/16" basis)	22	19	27	25	20	23	**23**	-

June quarter 2002 vs June quarter 2001

The Forest Products Group generated EBITDA of $49.8 million on sales of $269.3 million. This compares to EBITDA of $28.4 million on sales of $220.4 million in the comparable quarter of the prior year. The average selling price of SPF lumber increased by $20 per mfbm from the year ago quarter. During the quarter the Group recorded a positive adjustment of $31.5 million relating to the reversal of accrued countervailing and antidumping duties on lumber shipped to the U.S. during the prior three quarters. This was partially offset by duty charges of $9.7 million relating to shipments between May 22 and June 29, 2002. There were no duties applicable in the June 2001 quarter.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

For the first nine months of the fiscal year, the Forest Products Group generated EBITDA of $67.5 million on sales of $724.9 million. This compares to EBITDA of $24.1 million on sales of $558.6 million in the prior year. The average selling price of SPF lumber was $60 per mfbm higher than the comparable period in the prior year. On a year to date basis, countervailing and antidumping duties have had very little impact. In 2002, the Company reversed $10.8 million of duties accrued in the fourth quarter of the prior year, offset by duty charges of $9.7 million relating to shipments between May 22 and June 29, 2002. There were no duties accrued in the corresponding period of fiscal 2001. Additional details regarding countervailing and antidumping duties are outlined in the notes to the consolidated interim financial statements.

PULP

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	Jun 02	Sept 02
Financial								
Gross Sales ($ millions)	291.9	348.7	285.1	277.2	280.5	314.9	**307.7**	-
Net Sales ($ millions)	268.4	317.2	255.1	243.7	247.0	278.0	**275.0**	-
EBITDA ($ millions)	107.0	76.4	23.5	2.9	18.6	14.3	**18.0**	-
EBITDA Margin	39.9%	24.1%	9.2%	1.2%	7.5%	5.1%	**6.5%**	-
Shipments								
Paper Pulp (000's tonnes)	225.1	306.7	310.9	323.6	326.2	389.3	**373.0**	-
Specialty Pulp (000's tonnes)	68.9	88.5	87.1	90.6	88.0	88.8	**84.3**	-
Internal (000's tonnes)	25.9	25.0	22.4	24.8	28.1	26.0	**27.6**	-
	319.9	420.2	420.4	439.0	442.3	504.1	**484.9**	-
Reference Prices								
NBSK – Delivered US (US$ per tonne)	710	665	560	477	485	470	**480**	-

June quarter 2002 vs June quarter 2001

The Pulp Group generated EBITDA of $18.0 million on sales of $307.7 million for the quarter ended June 29, 2002, down from EBITDA of $23.5 million on sales of $285.1 million in the June 2001 quarter. The average selling price of pulp expressed in Canadian dollars was $51 per tonne lower than in the comparable quarter last year. The lower revenues were partially offset by lower cash costs as the Company experienced higher operating rates with total downtime in the June 2002 quarter being only 20,100 tonnes, all of it maintenance related. In the comparable quarter of 2001, total downtime was 62,600 tonnes, including 13,200 tonnes of market related downtime. The Company's total consolidated inventories declined to 119,200 tonnes, significantly lower than the 195,200 tonnes in inventory at the end of the comparable quarter a year ago.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

The Pulp Group generated EBITDA of $50.9 million on sales of $903.1 million for the first nine months of the fiscal year, a significant reduction from $206.9 million on sales of $925.7 million in the comparable period of the prior year. The average selling price of pulp expressed in Canadian dollars was $182 per tonne lower than in the prior year. The lower prices were partially offset by lower cash costs as operating rates improved. During the first nine months of the prior year, the pulp operations had taken 126,600 tonnes of downtime, including 62,600 tonnes that were market related. So far this fiscal year, market downtime and total downtime have been 4,100 tonnes and 53,000 tonnes respectively.

PAPER

Quarterly Results

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Financial								
Gross Sales ($ millions)	141.4	148.5	147.2	264.4	228.0	209.3	**216.8**	-
Net Sales ($ millions)	129.6	135.9	134.9	238.2	203.1	186.6	**191.4**	-
EBITDA ($ millions)	46.5	50.2	55.2	46.6	34.6	5.8	**17.2**	-
EBITDA Margin	35.9%	36.9%	40.9%	19.6%	17.0%	3.1%	**9.0%**	-
Shipments								
Newsprint and UCGW (000's tonnes)	142.4	149.3	151.7	143.9	143.1	147.5	**155.9**	-
Coated Papers (000's tonnes)	10.4	9.8	7.5	81.0	66.9	59.5	**68.6**	-
Specialty (000's tonnes)	-	-	-	25.6	24.4	25.0	**24.2**	-
	152.8	159.1	159.2	250.5	234.4	232.0	**248.7**	-
Reference Prices								
Newsprint – 48.8 gram East Coast (US$ per tonne)	605	612	613	570	507	460	**440**	-
Coated #5 – 40 lb (US$ per short ton)	878	862	825	780	745	705	**675**	-

June quarter 2002 vs June quarter 2001

The Paper Group generated EBITDA of $17.2 million on sales of $216.8 million. This compares to EBITDA of $55.2 million on sales of $147.2 million in the same quarter a year ago. The significant increase in sales and shipments is due to the acquisition of the St. Francisville, Louisiana paper mill in June 2001. The mill shipped 86,800 tonnes during the quarter. The Paper Group's earnings were also negatively impacted by significantly weaker newsprint and UCGW prices, down $230 per tonne from the year ago quarter.

Nine months ended June 29, 2002 vs nine months ended June 30, 2001

The Paper Group generated EBITDA of $57.6 million on sales of $654.1 million compared to $151.9 million on sales of $437.1 million. The increase in sales and shipments is due to the acquisition of the St. Francisville paper mill in June 2001. The mill shipped 248,100 tonnes during the first nine months of fiscal 2002. The group's earnings declined significantly, primarily due to a $185 per tonne decline in the average selling price of newsprint and UCGW grades.

FINANCIAL POSITION

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sept 01	Dec 01	Mar 02	**Jun 02**	Sept 02
Current Ratio (times)	1.8	2.3	2.7	2.5	2.5	1.9	**2.1**	-
Net Debt/Total Capitalization	42.2%	46.7%	46.3%	47.6%	49.0%	53.7%	**51.4%**	-
EBITDA / Interest on Indebtedness (times)	6.3	3.9	3.5	2.0	1.5	1.2	**2.3**	-
Cash Flow from Operations Before Working Capital Changes ($ millions)	107.4	74.2	61.2	37.0	3.4	(13.0)	**29.5**	-
Net Fixed Asset Additions ($ millions)	(72.6)	(61.1)	(41.2)	(55.8)	(17.7)	(22.5)	**(20.8)**	-
Free Cash Flow ($ millions)	34.8	13.1	20.0	(18.8)	(14.3)	(35.5)	**8.7**	-

Cash flow from operating activities before working capital changes for the first nine months of fiscal 2002 declined to $19.9 million, down from $242.8 million in the comparable period of the prior year. The reduced cash flow corresponds to the decline in EBITDA. For the nine-month period ended June 29, 2002, non-cash working capital items used $8.2 million, a significant improvement over the prior year when $131.8 million was consumed by the same items. The Company has been able to maintain lower pulp inventory levels in 2002. After allowing for net fixed asset additions of $61.0 million during the last nine months, "free cash flow" was negative $41.1 million versus a positive amount of $67.9 million in the same period a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions". The Company had set a free cash flow target of $56 million for fiscal 2002 but now considers it will be unable to meet the objective set at the beginning of the fiscal year.

In response to the decline in profitability the Company has curtailed capital expenditures to minimum levels. For the first nine months of fiscal 2002, net fixed additions totalled $61.0 million, a $113.9 million decline from the comparable period a year ago. The amount spent is equal to 37% of fixed asset depreciation. The current reduced level of capital spending is being assisted by the lack of expenditures relating to large capital projects. In the prior year period, the Company had spent $107.6 million on three major projects: the modernization of the Specialty Cellulose pulp mill in Temiscaming, Quebec, the construction of a wood waste fired cogeneration unit at the NBSK pulp mill in Skookumchuck, BC and the construction of a thermomechanical pulp (TMP) line at the Pine Falls, Manitoba newsprint operation.

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. The project includes two other partners. On July 15, 2002, the Company invested the remaining $30 million into the partnership. The Company has entered into agreements with the partnership to manage the construction and modernization that will occur over the next two years and subsequently manage the operations and sales functions of the mill.

Net debt to total capitalization stood at 51.4% at June 29, 2002. This represents an increase of 3.8% since the last audited financial statements. The higher leverage results primarily from the reduction of shareholders' equity generated by the net loss. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. Improvement in the pricing levels of the Company's main products will be required before any meaningful reduction can be achieved.

In early March 2002, the Company issued US$350 million of 7.75% Senior Notes due 2012. The majority of the proceeds were to call the US$250 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. During the quarter ended March 30, 2002, the early redemption of the 9.875% Senior Notes generated an unusual pre-tax charge of $51.6 million. The remaining proceeds were to be used to redeem the C$115 million 8.30% Senior Notes due in January 2003, either at maturity or by making purchases in the market. To the end of June 2002, the Company had repurchased $84.2 million of Senior Notes at an average price of 1.0289.

At the end of the June quarter, Tembec, excluding its participation in joint ventures had cash and short term investments of $203.7 million plus unused operating lines totalling $304.7 million.

In summary, the current interim financial results reflect the relatively poor pricing being experienced by the Company in its three core business segments. Although we expect to see some recovery in pricing and margins in pulp and newsprint, lumber export duties will continue to negatively impact our forest products segment. We anticipate that the remainder of 2002 will be difficult. The Company has adopted several defensive measures, including the restriction of capital expenditures to minimum levels and the freeze of management salaries at 2001 levels. The Company is maintaining a high degree of liquidity and is well positioned to generate significant earnings when commodity prices recover.

FINANCIAL PERFORMANCE

	Fiscal 2001				Fiscal 2002			
	Dec 00	Mar 01	Jun 01	Sep 01	Dec 01	Mar 02	**Jun 02**	Sep 02
Cash Return on Capital Employed [1]	17.7%	12.4%	10.6%	7.2%	5.4%	4.4%	**8.1%**	-
Return on Capital Employed[1]	9.4%	5.3%	2.6%	2.3%	(1.3)%	(7.3)%	**2.5%**	-
Return on Equity[1]	16.1%	6.6%	0.6%	1.4%	(11.7)%	(30.2)%	**(1.3)%**	-
Shares Outstanding – End of Quarter (millions)	80.5	80.9	86.4	86.1	86.4	86.4	**86.4**	-
Book Value per Share ($)	15.45	15.66	15.48	15.55	15.08	13.98	**13.93**	-
Paperboard Shipments (000's tonnes)	33.8	32.4	36.6	36.3	32.5	38.0	**36.8**	-
Foreign Exchange:								
1 C$=US$ - Average	0.655	0.654	0.649	0.647	0.633	0.627	**0.644**	-
- Period End	0.667	0.634	0.661	0.633	0.629	0.627	**0.660**	-
1 Euro =US$ - Average	0.869	0.921	0.872	0.894	0.894	0.877	**0.921**	-
- Period End	0.940	0.880	0.850	0.910	0.885	0.871	**0.987**	-

(1) % returns for each quarter have been annualized.

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	June 29, 2002 unaudited	Sept. 29, 2001 audited	June 30, 2001 unaudited
Assets			
Current Assets:			
Cash and short-term investments	**$ 200.2**	$ 258.4	$ 252.3
Accounts receivable	**487.2**	470.6	437.2
Inventories	**514.8**	525.2	545.8
Prepaid expenses	**14.1**	19.3	24.5
	1,216.3	1,273.5	1,259.8
Investments	**31.6**	28.0	28.1
Fixed assets	**2,505.7**	2,586.4	2,555.8
Other assets	**240.7**	250.9	209.5
	$ 3,994.3	$ 4,138.8	$ 4,053.2
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans	**$ 28.7**	$ -	$ -
Accounts payable and accrued charges	**484.1**	469.4	431.5
Current portion of long-term debt	**56.2**	34.7	29.0
	569.0	504.1	460.5
Long-term debt	**1,815.9**	1,847.1	1,783.9
Other long-term liabilities and credits	**146.2**	143.0	114.8
Future income taxes	**204.9**	251.9	302.1
Minority interest	**8.7**	8.5	8.9
Redeemable preferred shares	**16.6**	16.6	16.6
Shareholders' equity:			
Share capital	**872.3**	869.3	869.9
Cumulative exchange translation of foreign subsidiaries	**(3.3)**	(3.0)	(3.0)
Retained earnings	**364.0**	501.3	499.5
	1,233.0	1,367.6	1,366.4
	$ 3,994.3	$ 4,138.8	$ 4,053.2

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars except for number of shares and per share amounts)

	Quarters		Nine months	
	2002	2001	**2002**	2001
Gross sales	**$ 872.6**	$ 729.5	**$ 2,513.9**	$ 2,134.7
Freight and commissions	**78.7**	80.1	**296.3**	224.3
Net sales	**793.9**	649.4	**2,217.6**	1,910.4
Cost of sales	**658.5**	505.3	**1,890.2**	1,412.8
Selling, general and administrative	**43.6**	32.3	**125.5**	103.1
Earnings before interest, income taxes and depreciation and amortization (EBITDA)	**91.8**	111.8	**201.9**	394.5
Depreciation and amortization	**55.6**	50.3	**168.0**	142.8
Operating earnings	**36.2**	61.5	**33.9**	251.7
Interest, foreign exchange and other	**49.2**	56.6	**182.7**	132.9
Unusual items	**-**	-	**51.6**	-
Income taxes (recovery)	**(9.7)**	3.1	**(63.5)**	46.0
Minority interests	**0.6**	(0.2)	**0.3**	(0.2)
Net earnings (loss)	**$(3.9)**	$ 2.0	**$(137.2)**	$ 73.0
Earnings (loss) per share	**$ (0.05)**	$0.02	**$ (1.59)**	$0.90
Diluted earnings (loss) per share	**$(0.05)**	$0.02	**$(1.59)**	$0.88
Weighted average number of common shares outstanding (in thousands)	**86,386**	81,584	**86,336**	81,197

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Quarters		Nine months	
	2002	2001	**2002**	2001
Retained earnings, beginning of period	**$ 367.9**	$ 497.5	**$ 501.2**	$ 471.0
Net earnings (loss)	**(3.9)**	2.0	**(137.2)**	73.0
Adjustment resulting from changes in accounting policies	**-**	-	**-**	(44.5)
Retained earnings, end of period	**$ 364.0**	$ 499.5	**$ 364.0**	$ 499.5

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

	Quarters		Nine months	
	2002	2001	**2002**	2001
Cash flows from operating activities:				
Net earnings (loss)	**$ (3.9)**	$ 2.0	**$ (137.2)**	$ 73.0
Adjustments for:				
Depreciation and amortization	**55.6**	50.3	**168.0**	142.8
Amortization of deferred foreign exchange and financing costs	**1.4**	3.7	**15.0**	12.1
Loss (gain) on consolidation of foreign integrated subsidiaries	**(7.4)**	7.6	**(3.6)**	9.4
Future income taxes	**(15.2)**	(0.2)	**(71.4)**	11.0
Unusual items	**-**	-	**51.6**	-
Other	**(1.0)**	(2.2)	**(2.5)**	(5.5)
	29.5	61.2	**19.9**	242.8
Changes in non-cash working capital:				
Accounts receivable	**26.0**	88.6	**1.4**	73.2
Inventories	**66.5**	69.9	**14.8**	(88.5)
Prepaid expenses	**0.1**	(5.5)	**6.6**	(2.2)
Accounts payable and accrued charges	**(52.7)**	(61.6)	**(14.6)**	(114.3)
	39.9	91.4	**8.2**	(131.8)
Cash flows from investing activities:				
Acquisition of businesses	**9.0**	(225.6)	**1.1**	(401.8)
Additions to fixed assets, net of disposals	**(20.8)**	(41.2)	**(61.0)**	(174.9)
Acquisition of investments	**(2.3)**	(1.6)	**(7.8)**	(2.3)
Other	**(1.6)**	(7.7)	**(49.0)**	(27.7)
	(15.7)	(276.1)	**(116.7)**	(606.7)
Cash flows from financing activities:				
Issue (repurchase) of common shares, net of expenses	**0.4**	-	**0.5**	(14.4)
Increase in long-term debt	**(0.4)**	380.7	**558.7**	857.3
Repayments of long-term debt	**(85.9)**	(5.9)	**(514.5)**	(170.3)
Increase (decrease) in other long-term liabilities	**(0.9)**	(0.1)	**(29.2)**	(0.2)
Repurchase of preferred shares of a subsidiary	**-**	(0.2)	**-**	(26.6)
Other	**(3.4)**	1.8	**(11.2)**	(9.3)
	(90.2)	376.3	**4.3**	636.5
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	**(1.1)**	(3.0)	**(2.6)**	(1.6)
Net increase (decrease) in cash	**(37.6)**	249.8	**(86.9)**	139.2
Cash and short-term investments (bank indebtedness), beginning of period	**209.1**	2.5	**258.4**	113.1
Cash and short-term investments, end of period	**$ 171.5**	$ 252.3	**$ 171.5**	$ 252.3

Supplemental information				
Interest paid	**$ 39.3**	$ 24.9	**$ 100.3**	$ 75.0
Income taxes paid (recovery)	**$ (4.4)**	$ (4.9)	**$ 3.2**	$ 15.3

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

June 29, 2002

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	**$ 269.3**	**$ 307.7**	**$216.8**	**$ 49.5**	**$ 29.3**	**$ 872.6**
Internal	**41.8**	**19.2**	**-**	**-**	**3.0**	**64.0**
	311.1	**326.9**	**216.8**	**49.5**	**32.3**	**936.6**
Net sales	**260.8**	**275.0**	**191.4**	**41.4**	**25.3**	**793.9**
EBITDA	**49.8**	**18.0**	**17.2**	**4.2**	**2.6**	**91.8**
Depreciation and amortization	**11.3**	**25.8**	**15.0**	**2.4**	**1.1**	**55.6**
Operating earnings (loss)	**38.5**	**(7.8)**	**2.2**	**1.8**	**1.5**	**36.2**
Net fixed asset additions	**5.8**	**12.1**	**2.4**	**0.4**	**0.1**	**20.8**

June 30, 2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 220.4	$ 285.1	$ 147.2	$ 49.2	$ 27.6	$ 729.5
Internal	43.2	15.8	-	-	3.8	62.8
	263.6	300.9	147.2	49.2	31.4	792.3
Net sales	193.1	255.1	134.9	42.0	24.3	649.4
EBITDA	28.4	23.5	55.2	1.0	3.7	111.8
Depreciation and amortization	10.5	27.0	9.1	2.7	1.0	50.3
Operating earnings (loss)	17.9	(3.5)	46.1	(1.7)	2.7	61.5
Net fixed asset additions	2.6	21.5	9.3	7.4	0.4	41.2

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 29, 2002 and June 30, 2001
(unaudited) (in millions of dollars)

						June 29, 2002
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 724.9	$ 903.1	$ 654.1	$ 146.5	$ 85.3	$ 2,513.9
Internal	132.1	52.4	-	-	7.1	191.6
	857.0	955.5	654.1	146.5	92.4	2,705.5
Net sales	638.0	800.0	581.1	124.3	74.2	2,217.6
EBITDA	67.5	50.9	57.6	15.3	10.6	201.9
Depreciation and amortization	33.6	77.6	46.1	7.3	3.4	168.0
Operating earnings (loss)	33.9	(26.7)	11.5	8.0	7.2	33.9
Net fixed asset additions	25.1	29.2	4.3	1.9	0.5	61.0

						June 30, 2001
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales :						
External	$ 558.6	$ 925.7	$ 437.1	$ 144.2	$ 69.1	$ 2,134.7
Internal	116.9	54.6	-	-	11.8	183.3
	675.5	980.3	437.1	144.2	80.9	2,318.0
Net sales	485.3	840.7	400.4	122.9	61.1	1,910.4
EBITDA	24.1	206.9	151.9	3.6	8.0	394.5
Depreciation and amortization	31.5	75.4	25.4	7.7	2.8	142.8
Operating earnings (loss)	(7.4)	131.5	126.5	(4.1)	5.2	251.7
Net fixed asset additions	18.9	71.5	66.5	16.7	1.3	174.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Changes in accounting policies

Effective September 30, 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to the calculations of earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, the Company has restated the diluted earnings per share for comparative periods. The adoption of these recommendations had no material effect on previously disclosed diluted earnings per share.

Effective September 30, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting for stock-based compensation and other stock-based payments. No compensation cost is recorded for options granted pursuant to the stock option plan, accordingly, this change in accounting policy had no effect on the balance sheet of the Company. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for this stock-based compensation plan under the fair value method. The pro forma effect of stock options granted during the year is disclosed in the notes.

Acquisitions

2002

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership. The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million.

2001

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

value right ("CVR") payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first five quarters, Euro 2.4 million has been paid to the sellers.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation ("ARC Resins"), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products, a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements. The Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately 63,265 shares or $775,000.

On June 13, 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc. located in Toronto, Ontario.

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill ("Tembec USA LLC") from Crown Paper Co. The value of common shares issued for this acquisition is based on the average of quoted market price for shares transacted between May 23 and May 29, 2001 which reflects the value agreed to by the parties.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to June 29, 2002 or June 30, 2001 as the case may be.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

Details of the acquisitions and the Nouvelle sawmill disposal are as follows:

					2002
	Davidson Industries Inc.	Tembec USA LLC	Nouvelle	Temrex	Total
Net assets acquired:					
Working capital:					
Cash (bank indebtedness)	$ (7.9)	$ -	$ -	$ -	$ (7.9)
Non-cash working capital	10.5	-	(7.8)	5.8	8.5
	2.6	-	(7.8)	5.8	0.6
Non-working capital:					
Investments	0.3	-	-	-	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	-	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	-	-	-	(18.0)
Future income taxes	(0.4)	-	(1.0)	-	(1.4)
Non-recognized gain on sale	-	-	(11.0)	11.0	-
Deferred gain on sale of assets	-	-	(6.7)	-	(6.7)
Gain on sale of assets	-	-	(3.2)	-	(3.2)
Minority interests	-	-	-	-	-
	(0.4)	1.2	(34.0)	27.0	(6.2)
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)
Consideration paid (received) in:					
Cash	$ -	$ -	$ (41.8)	$ 32.8	$ (9.0)
Other short-term liabilities	2.2	-	-	-	2.2
Common shares (98,586)	-	1.2	-	-	1.2
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

						2001
	LaRochette	ARC Resins	Excel Forest Products	Duratex Hardwood Flooring	Tembec USA LLC	Total
Net assets acquired:						
Working capital:						
Cash (bank indebtedness)	$ 3.9	$ 3.7	$ (4.5)	$ -	$ 1.0	$ 4.1
Non-cash working capital	36.6	(1.2)	4.1	2.7	26.6	68.8
	40.5	2.5	(0.4)	2.7	27.6	72.9
Non-working capital:						
Investments	0.1	-	0.2	-	-	0.3
Fixed assets	160.8	14.7	12.0	6.7	282.9	477.1
Other assets	2.8	2.3	1.0	1.9	1.1	9.1
Long-term debt and other liabilities	(5.2)	(5.9)	(4.0)	-	(28.6)	(43.7)
Future income taxes	(29.6)	(1.1)	(0.8)	-	-	(31.5)
Minority interests	-	-	(4.0)	-	-	(4.0)
	128.9	10.0	4.4	8.6	255.4	407.3
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 283.0	$ 480.2
Consideration paid in:						
Cash	$ 169.4	$ 12.5	$ 2.0	$ 7.4	$ 214.6	$ 405.9
Other short -term liabilities	-	-	-	3.9	-	3.9
Common shares (5,603,505)	-	-	2.0	-	68.4	70.4
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 283.0	$ 480.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31 % on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $6.4 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 22 and June 29, 2002. The Company is currently remitting cash payments to cover the applicable duty.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76 % on all of the Company's softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC's review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company's average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $3.3 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 23 and June 29, 2002. The Company is currently remitting cash payments to cover the applicable duty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Countervailing and antidumping duties (continued)

The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations are being appealed.

Long term debt

	June 29, 2002 unaudited	Sept. 29, 2001 audited	June 30, 2001 unaudited
Tembec Inc. – non-interest bearing unsecured notes	**$ 23.9**	$ 23.9	$ 23.9
Tembec Industries – US$500 million 8.5% senior notes	**758.1**	789.2	757.0
Tembec Industries – US$250 million 9.875% senior notes	**-**	394.6	378.5
Tembec Industries – US$250 million 8.625% senior notes	**379.1**	394.6	378.5
Tembec Industries – US$350 million 7.75% senior notes	**530.7**	-	-
Tembec Industries – 8.30% unsecured debentures	**30.8**	115.0	115.0
Tembec Industries – 7% unsecured subordinated debentures	**20.0**	25.0	25.0
Spruce Falls – US$17.1 million 8.39% senior notes (US$25.7 million in 2001)	**26.0**	40.6	38.9
Spruce Falls – non-interest bearing Ontario Hydro loan	**34.0**	34.0	34.0
Pine Falls – Bank term credit	**-**	-	7.2
Tembec S.A. debt	**11.6**	13.3	13.3
Davidson	**16.9**	-	-
Proportionate share of Marathon debt (50%)	**19.0**	19.8	19.0
Proportionate share of Temlam debt (50%)	**9.0**	9.3	-
Other debt	**13.0**	22.5	22.6
	1,872.1	1,881.8	1,812.9
Current portion included in above	**$ 56.2**	$ 34.7	$ 29.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Stock-based compensation plans

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of up to a maximum of 5,400,000 shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net income and earnings per share had the fair value-based method been applied for options granted after September 29, 2001. During the third quarter, the Company did not grant stock options, but on a year-to-date basis, the Company granted 235,556 options at a weighted average exercise price of $10.61.

In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings had the fair value-based method been chosen.

(in millions of dollars, except per share amounts)

	Quarter	Nine Months
Net earnings (loss):		
As reported	$ (3.9)	$ (137.2)
Pro-forma	$ (4.0)	$ (137.4)
Earnings (loss) per share:		
As reported	$ (0.05)	$ (1.59)
Pro-forma	$ (0.05)	$ (1.59)

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Dividend Yield	0.0 %
Volatility	33.6 %
Risk-free interest rate	5.3 %
Expected option lives (in years)	7.5
Weighted average fair value of each option	$ 4.82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Interest, foreign exchange and other

	Quarters		Nine months	
	2002	2001	**2002**	2001
Interest on long-term debt	**$ 39.5**	$ 31.9	**$ 121.6**	$ 86.7
Interest on short-term debt	**0.8**	0.5	**1.6**	2.8
Interest income	**(1.9)**	(1.0)	**(5.5)**	(4.0)
Premium on early debt redemption	**2.4**	-	**2.4**	-
Income on short-term investments	**-**	(9.7)	**-**	(9.7)
Interest capitalized on construction projects	**(0.1)**	(0.3)	**(0.2)**	(5.2)
	40.7	21.4	**119.9**	70.6
Amortization of deferred exchange losses	**-**	2.1	**9.8**	7.1
Amortization of deferred financing costs	**1.4**	1.6	**5.2**	4.9
	1.4	3.7	**15.0**	12.0
Foreign exchange contract losses	**10.8**	17.4	**48.4**	42.3
Other foreign exchange items	**2.8**	5.0	**4.3**	(4.8)
(Gain) loss on consolidation of foreign integrated subsidiaries	**(7.4)**	7.7	**(3.6)**	9.5
Newsprint pricing swaps and lumber futures	**(0.6)**	0.1	**(4.5)**	(0.4)
Bank charges and other financing expenses	**1.5**	1.3	**3.2**	3.7
	7.1	31.5	**47.8**	50.3
	$ 49.2	$ 56.6	**$ 182.7**	$ 132.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Income taxes

	Quarters		Nine months	
	2002	2001	**2002**	2001
Income before income taxes and minority interest	**$ (13.0)**	$ 4.9	**$ (200.4)**	$ 118.8
Income taxes based on combined federal and provincial income tax rates of 36.8% (2001 – 38.5%)	**(4.8)**	1.9	**(73.8)**	45.7
Increase (decrease) resulting from:				
Manufacturing and processing deduction	**1.4**	(0.4)	**9.1**	(2.8)
Net losses (recognized) non-recognized	**1.2**	-	**3.6**	(2.3)
Rate differential between jurisdiction	**(5.9)**	1.2	**(13.0)**	(2.1)
Permanent differences	**(3.1)**	(1.7)	**6.1**	2.3
Large corporations tax	**1.5**	2.1	**4.5**	5.2
	(4.9)	1.2	**10.3**	0.3
Income taxes	**$ (9.7)**	$ 3.1	**$ (63.5)**	$ 46.0
Income taxes:				
Current	**$ 5.5**	$ 3.3	**$ 7.9**	$ 35.0
Future	**(15.2)**	(0.2)	**(71.4)**	11.0
Income taxes	**$ (9.7)**	$ 3.1	**$ (63.5)**	$ 46.0

Unusual items

In March 2002, the Company issued US $350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US $250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Subsequent events

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. On July 15, 2002, the Company invested the remaining $30 million into the partnership.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

by: ______________________

Claude Imbeau,
Vice-President, General Counsel and Secretary

Date: August 27, 2002